# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TerrAscend Corp., CIK 0001778129
CUSIP: 88105E108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 77 City Centre Drive, Suite 501, Mississauga, Ontario Canada (A6), L5B 1M5
Date of event which requires filing of this statement: 12/17/2024
Amends the filing with accession number 0001019056-22-000279
Filed by CIK 0001549738
Persons authorized to receive notices and communications: JW PARTNERS, LP, 1051 N. Venetian Drive, Miami Beach, Florida (FL), 33139, 212-446-5361; JW OPPORTUNITIES FUND, LLC, 1051 N. Venetian Drive, Miami Beach, Florida (FL), 33139, 212-446-5361; JW Asset Management, LLC, 1051 N. Venetian Drive, Miami Beach, Florida (FL), 33139, 212-446-5361; JW GP, LLC, 1051 N. Venetian Drive, Miami Beach, Florida (FL), 33139, 212-446-5361; JASON G. WILD, 1051 N. Venetian Drive, Miami Beach, Florida (FL), 33139, 212-446-5361

## Reporting persons
- JW PARTNERS, LP (CIK 0001082644): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 57,621,892; sole dispositive power 0; shared dispositive power 57,621,892; aggregate amount beneficially owned 57,621,892 (19.25% of the class)
- JW Opportunities Fund, LLC (CIK 0001594084): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 24,643,277; sole dispositive power 0; shared dispositive power 24,643,277; aggregate amount beneficially owned 24,643,277 (8.35% of the class)
- JW Asset Management, LLC (CIK 0001549738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 97,846,954; sole dispositive power 0; shared dispositive power 97,846,954; aggregate amount beneficially owned 97,846,954 (32.34% of the class)
- JW GP, LLC (CIK 0001778512): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 97,686,970; sole dispositive power 0; shared dispositive power 97,686,970; aggregate amount beneficially owned 97,686,970 (32.28% of the class)
- Jason G. Wild (CIK 0001778752): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 4,682,322; shared voting power 97,846,954; sole dispositive power 4,682,322; shared dispositive power 97,846,954; aggregate amount beneficially owned 102,529,276 (33.74% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: TerrAscend Corp.
Address of issuer's principal executive offices: 77 City Centre Drive, Suite 501, Mississauga, Ontario Canada (A6), L5B 1M5
Comment: This Schedule 13D/A (the "Schedule") relates to the common shares, with no par value ("Common Shares"), of the Issuer and amends and supplements the Schedule 13D dated May 31, 2023 (as amended) filed by the Reporting Persons. Capitalized terms used but not defined herein have the meaning given to such terms in the Schedule 13D. Except as set forth herein and any previous amendment, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction: On December 17, 2024, in connection with the rationalization of the Reporting Person's private fund structure, JW Opportunities Master Fund, Ltd., which is being wound down and liquidated, transferred 19,352,516 Common Shares and 3,000,000 convertible preferred shares to its onshore feeder fund, JW Opportunities Fund, LLC ("JWO LLC"). JWO no longer beneficially owns any Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) JWP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 57,621,892 Common Shares as of December 17, 2024, which represent 19.25% of the Issuer's outstanding Common Shares.

JWO LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 24,643,277 Common Shares as of December 17, 2024, which represent 8.35% of the Issuer's outstanding Common Share.

The Advisor may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 97,846,954 Common Shares as of December 17, 2024, which represent 32.34% of the Issuer's outstanding Common Shares.

The General Partner may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 97,686,970 Common Shares as of December 17, 2024, which represent 32.28% of the Issuer's outstanding Common Shares.

Wild may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 102,529,276 Common Shares as of December 17, 2024, which represent 33.74% of the Issuer's outstanding Common Shares.

For purposes of calculating the percentages set forth in this Item 5, the number of Common Shares outstanding is assumed to be the aggregate of 292,286,858, according to the Form 10-Q filed by the Issuer on November 6, 2024.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. See Exhibit 2 of Schedule 13D.

In the past sixty days, the Reporting Persons effected no transactions in the Common Shares other than as set forth in Item 4 above:

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Persons, except for the matters described in the Schedule 13D (as amended), this Schedule 13D/A, or as set forth below, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Signatures
- JW PARTNERS, LP: /s/ Jason Klarreich, Jason Klarreich, Attorney-In-Fact (12/19/2024)
- JW Opportunities Fund, LLC: /s/ Jason Klarreich, Jason Klarreich, Attorney-In-Fact (12/19/2024)
- JW Asset Management, LLC: Jason G. Wild, its Managing Member, Jason Klarreich, Attorney-In-Fact (12/19/2024)
- JW GP, LLC: /s/ Jason Klarreich, Jason Klarreich, Attorney-In-Fact (12/19/2024)
- Jason G. Wild: /s/ Jason Klarreich, Jason Klarreich, Attorney-In-Fact (12/19/2024)